----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                     OMB Number:       3235-0362
                                                     Expires:   January 31, 2005
                                                     Estimated average burden
                                                     hours per response......1.0
                                                    ----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*


    AEBLI                           ROBERT
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


    7900 GLADES ROAD, SUITE 500
--------------------------------------------------------------------------------
                                    (Street)


    BOCA RATON                       FLORIDA             33434
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


    ARTESYN TECHNOLOGIES, INC. (ATSN)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol



________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)


    DECEMBER 31, 2002
________________________________________________________________________________
4.   Statement for Month/Year



________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

     PRES. & GENERAL MANAGER
     CS DIVISION
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                   2A.                           (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
1.             2.                  Deemed           3.           ------------------------------- of Issuer's    (D) or    Indirect
Title of       Transaction         Execution        Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Security       Date                Date, if any     Code             Amount      or     Price   (Instr. 3      (I)       Ownership
(Instr. 3)     (mm/dd/yy)          (mm/dd/yy)       (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK   02/28/02                                N                586      A      $8.7000        14,016     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

                                                                          (Over)

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
               2.                                                                                          Deriv-    of
               Conver-                            5.                             7.                        ative     Deriv-   11.
               sion                               Number of                      Title and Amount          Secur-    ative    Nature
               or                3A               Derivative    6.               of Underlying     8.      ities     Secur-   of
               Exer-             Deem-            Securities    Date             Securities        Price   Bene-     ity:     In-
               cise     3.       ed Exe-          Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially  Direct   direct
               Price    Trans-   cution  4.       or Disposed   Expiration Date  ----------------  Deriv-  Owned     (D) or   Bene-
1.             of       action   Date,   Trans-   of(D)         (Month/Day/Year)         Amount    ative   at End    In-      ficial
Title of       Deriv-   Date     if any  action   (Instr. 3,    ----------------         or        Secur-  of        direct   Owner-
Derivative     ative    (Month/  (Month/ Code     4 and 5)      Date     Expira-         Number    ity     Year      (I)      ship
Security       Secur-   Day/     Day/    (Instr.  ------------  Exer-    tion            of        (Instr. (Instr.   (Instr.  (Instr
(Instr. 3)     ity      Year)    Year)   8)       (A)   (D)     cisable  Date    Title   Shares    5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Incentive      $12.8125                                                  07/15/06 Common  12,500             12,500    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Incentive      $16.0000                                            *     05/02/06 Common  15,000             15,000    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $2.3800                                          12/17/94 12/17/03 Common  15,000             15,000    D
Stock Option                                                                      Stock
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $2.6500  08/08/02         A        20,000                 08/08/07 Common  20,000             20,000    D
Stock Option                                                                      Stock
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $7.2000                                                   10/24/06 Common  20,000             20,000    D
Stock Option                                                                      Stock
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $9.1875                                                   04/04/06 Common  15,000             15,000    D
Stock Option                                                                      Stock
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $16.0000                                                  07/22/03 Common  15,000             15,000    D
Stock Option                                                                      Stock
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $18.0000                                                  05/08/07 Common  15,000             15,000    D
Stock Option                                                                      Stock
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $18.6875                                                  01/15/04 Common  1,929              1,929     D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $23.5625                                                  05/12/05 Common  15,000             15,000    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $24.8750                                                  07/22/04 Common  13,500             13,500    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


====================================================================================================================================

* 50% after second anniversary and additional 50% after third anniversary, subject to certain conditions.



/s/Giselle Hurwitz                                              January 15, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By:  Giselle Hurwitz
For: Robert Aebli

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.